As filed with the Securities and Exchange Commission on August 24, 2012

                                                                                                                                                                                   Registration No. 333-177073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

POST-EFFECTIVE
AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_____________

GraphOn Corporation
(Exact name of registrant as specified in its charter)
_____________

Delaware	6770	13-3899021
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1901 S. Bascom Avenue, Suite 660
Campbell, CA 95008
(800) 472-7466
(Address and telephone number of registrant’s principal executive offices)

Robert Dixon
Interim Chief Financial Officer
GraphOn Corporation
1901 S. Bascom Avenue, Suite 660
Campbell, CA 95008
(800) 472-7466
(Name, Address and Telephone Number of Agent for Service)

Copy to:

Ben D. Orlanski, Esq.
Matthew S. O’Loughlin, Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Boulevard
Los Angeles, CA 90064
(310) 312-4000
(310) 312-4224 Facsimile
_____________

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

☐ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer	☑ Smaller reporting company

________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 amends the Registration Statement on Form S-1 (No. 333-177073) of GraphOn Corporation, previously filed with the Securities and Exchange Commission and declared effective on December 2, 2011. This Post-Effective Amendment No. 1 is being filed to update certain information in the prospectus, including as a result of the registrant filing its Annual Report on Form 10-K for the year ended December 31, 2011.

The registration fee for the shares included in this Post-Effective Amendment No. 1 was paid in connection with the original registration of such shares, and therefore no additional registration fee is being paid in connection herewith.

The information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 24, 2012

PROSPECTUS

GraphOn Corporation

29,825,000 Shares of Common Stock

_______________________

This prospectus relates to the sale or other disposition from time to time of up to an aggregate of 29,825,000 shares of our common stock by the persons described in this prospectus, whom we call the “selling stockholders,” identified in the section entitled “Selling Stockholders” in this prospectus, or their transferees. Of such 29,825,000 shares, 6,750,000 shares are currently outstanding and 23,075,000 shares are issuable upon exercise of warrants held by the selling stockholders. We are registering these shares as required by the terms of registration rights agreements between the selling stockholders and us. Such registration does not mean that the selling stockholders will actually offer or sell any of these shares. We will not receive any proceeds from the sale or other disposition of the shares of common stock offered by the selling stockholders. We will, however, receive the exercise price of any warrants exercised for cash. To the extent that we received cash upon exercise of any warrants, we expect to use that cash for working capital and general corporate purposes.

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. For additional information, you should refer to the section entitled “Plan of Distribution” of this prospectus. We are contractually obligated to pay all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions incurred by the selling stockholders.

Our common stock is currently quoted on the OTC Bulletin Board under the symbol “GOJO.” The closing sales price of our common stock on August 20, 2012 was $0.19 per share.

This investment involves risks. You should refer to the discussion of risk factors, beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                  , 2012

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ABOUT THIS PROSPECTUS

As permitted under the rules of the Securities and Exchange Commission, or the SEC, this prospectus incorporates important business information about GraphOn Corporation that is contained in documents that we file with the SEC, but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information” and “Incorporation of Certain Information By Reference” in this prospectus.

Before you invest in our securities, you should read carefully the registration statement (including the exhibits thereto) of which this prospectus forms a part, this prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus or any accompanying prospectus supplement.  You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with additional or different information from that contained in or incorporated by reference into this prospectus. You should assume that the information contained in or incorporated by reference into this prospectus is accurate only as of any date on the front cover of this prospectus or the date of the document incorporated by reference, as applicable, regardless of the time of delivery of this prospectus or any exercise of the subscription rights. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING INFORMATION

This prospectus includes, in addition to historical information, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements relate to future events or our future performance and include, but are not limited to, statements concerning our business strategy, future commercial revenues, market growth, capital requirements, new product introductions, expansion plans and the adequacy of our funding. Other statements contained in this prospectus that are not historical facts are also forward-looking statements.  You can sometimes identify forward-looking statements by our use of forward-looking words like “may,” “will,” “could,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “seeks,” “predicts,” “potential,” or “continue” or the negative of these terms and other similar expressions and terminology.

We caution investors that any forward-looking statements presented in this prospectus, or that we may make orally or in writing from time to time, are based on the beliefs of, assumptions made by, and information currently available to, us. Although we believe that the plans, objectives, expectations and intentions reflected in or suggested by our forward-looking statements are reasonable, those statements are based only on the current beliefs and assumptions of our management and on information currently available to us and, therefore, they involve uncertainties and risks as to what may happen in the future.  Accordingly, we cannot guarantee that our plans, objectives, expectations or intentions will be achieved.  Our actual results, performance (financial or operating) or achievements could differ from those expressed in or implied by any forward-looking statement in this prospectus as a result of many known and unknown factors, many of which are beyond our ability to predict or control, and those differences may be material.  Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include the following:

•	our revenue being significantly dependent on continued market acceptance of our GO-Global product family;

•	our limited number of significant customers;

•	our reliance on indirect distribution channels and the maintenance and growth of our reseller relationships;

•	our ability to develop new products and market acceptance and our ability to manage the risks associated with such new product introduction;

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•	the impact of competitive products, technologies and pricing;

•	our proprietary rights, while important to our business, are difficult and costly to protect;

•	our limited financial, technical, marketing and personnel resources and the impact of this on our ability to compete against others with greater resources; and

•	local, regional, and national and international economic conditions and events, and the impact they may have on us and our customers.

For further discussion of these and other factors see “Risk Factors” in this prospectus and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the documents incorporated into this prospectus by reference. This prospectus and all other written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in or referred to in this section.

Our forward-looking statements speak only as of the date they are made and should not be relied upon as representing our plans, objectives, expectations and intentions as of any subsequent date.  Although we may elect to update or revise forward-looking statements at some time in the future, we specifically disclaim any obligation to do so, even if our plans, objectives, expectations or intentions change.

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PROSPECTUS SUMMARY

This summary highlights information contained throughout this prospectus or incorporated by reference into this prospectus. This summary does not contain all of the information that should be considered before investing in our securities. Investors should read the entire prospectus carefully, including the more detailed information regarding our business, the risks of purchasing our securities discussed in this prospectus under “Risk Factors” beginning on page 6 of this prospectus and in the documents incorporated by reference into this prospectus, including our financial statements and the accompanying notes.
Overview

We are developers of remote application access and Web-enabling software for multiple computer operating systems, including Windows, UNIX and several Linux-based variants. Our immediate focus is on developing application access solutions for use and/or resale by independent software vendors (ISVs), corporate enterprises, governmental and educational institutions, and others who wish to take advantage of cross-platform remote access and Web-enabled access to their existing software applications, as well as those who are deploying secure, private cloud environments. We have also made significant investments in intellectual property. Our operations are conducted and managed in two business segments – “Software” and “Intellectual Property.”

Application access software is sometimes referred to, or categorized, as application publishing, thin-client computing, or server-based computing. It is a software model wherein traditional desktop software applications are relocated to run entirely on a server, or host computer. This centralized deployment and management of applications reduces the complexity and total costs associated with enterprise computing. Our software architecture provides application developers with the ability to relocate their desktop applications to a host computer from where they can be quickly accessed by a wide range of computer and display devices over a variety of connections. Applications can be Web-enabled without the need to modify the original Windows, UNIX or Linux application software. Secure private cloud environments can be implemented where the applications and data remain centralized behind a secure firewall and are accessed from remote locations and devices, including mobile devices.

A private cloud refers to a system that is contained entirely within a private network, such as within an enterprise, a department within an enterprise, or hosted on dedicated rented machines. This differs from a public cloud, which refers to a system that is generally externally sited from a particular enterprise and whose resources are accessible over the Internet to anyone willing to purchase such services.

Recent Developments

On August 1, 2012, we announced the release of GO-Global 4.5 for Windows, which provided a wide range of new features and functionality, including: integration of GO-Global Gateway (previously available as a separate product called GO-Global Cloud server) with enhanced application-based load balancing, active directory support, a user sandbox, smart card support, a client keyboard input method editor and simplified installation, among others. We believe that this version will provide enhanced, enterprise-class functionality to our end users and OEM partners.

On May 11, 2012, William Swain retired as our Chief Financial Officer and Secretary. We incurred no significant costs associated with Mr. Swain’s retirement.

On April 12, 2012, we entered into a separation agreement and a release with Robert Dilworth in connection with Mr. Dilworth’s resignation as our Chief Executive Officer and as a member of our board of directors, the terms of which were previously disclosed.

Product Development Initiatives

We believe there is a need for providing a significantly better user-experience when running legacy platforms and applications on modern mobile devices. An increasingly important component of our product development effort is targeted at new products to deliver legacy applications from legacy platforms to modern mobile platforms such as Google’s Android and Apple’s iOS. In particular, we are developing products that provide to legacy applications running on mobile platforms a level of usability, quality of experience and user-interface comparable to that of the extremely popular new mobile applications designed specifically for mobile devices.

We believe other attempted solutions to the challenge of using legacy applications and platforms on the relatively small touchscreen devices that now dominate the mobile market are fundamentally unsatisfactory and are generally frustrating to users. In order for legacy applications to be usable and widely popular on mobile devices we believe significant change is needed in several basic areas of technology, including changes needed to account for the very different context in which mobile devices are used.

While significant technical and commercial challenges remain before we expect to be ready to introduce a new product, we believe GO-Global 4.5 for Windows, into which we have fully integrated GO-Global Gateway (previously available as a separate product called GO-Global Cloud server), newly developed technologies and our proprietary and patented intellectual properties position us to advance in what we believe is an exciting and economically attractive business opportunity.

Intellectual Property

We believe that intellectual property (IP) is a business tool that potentially maximizes our competitive advantages and product differentiation, grows revenue opportunities, encourages collaboration with key business partners, and protects our long-term growth opportunities. Strategic IP development is therefore a critical component of our overall business strategy. It is a business function that consistently interacts with our research and development, product development, and marketing initiatives to generate further value from those operations.

On October 11, 2011, we engaged ipCapital Group, Inc., an affiliate of John Cronin, who is one of our directors, to assist us in the execution of our strategic decision to significantly strengthen, grow and commercially exploit our intellectual property assets. We have 56 patent applications pending on our technology as of July 13, 2012. We also have two issued patents pertaining to our core technology, including our proprietary RXP protocol. In January 2005 we acquired Network Engineering Solutions, Inc. (“NES”), including rights to the NES patent portfolio, which consisted primarily of method patents that describe software and network architectures to accomplish certain tasks through computer networks or the Internet, as well as other intellectual property rights. See “Item 1 – Business – Intellectual Property – NES Patent Portfolio” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated into this prospectus by reference.

Our Software Products

Our primary product offerings can be categorized into product families as follows:
  GO-Global for Windows: Allows access to Windows-based applications from remote locations and a variety of connections, including the Internet and dial-up connections. The Windows applications run on a central computer server along with GO-Global Windows Host software. This allows the applications to be accessed and run remotely via GO-Global Client software or a Web browser, over many types of data connections, regardless of the bandwidth or operating system. Web-enabling is achieved without modifying the underlying application’s code or requiring costly add-ons. Included in GO-Global for Windows is GO-Global Gateway (previously available as a separate product called GO-Global Cloud server) that can optionally be deployed in larger environments, including private cloud implementations. GO-Global Gateway provides a high-availability, secure gateway to multiple GO-Global for Windows Hosts. The features include application load balancing and clustering, Microsoft Application Directory support, and centralized management tools, allowing enterprise customers to scale larger and more flexible deployments.
  GO-Global for UNIX: Allows access to UNIX and Linux-based applications from remote locations and a variety of connections, including the Internet and dial-up connections. The UNIX/Linux applications run on a central computer server along with the GO-Global for UNIX Host software. This allows the applications to be accessed and run remotely via GO-Global Client software or a Web browser without having to modify the application’s code.
  GO-Global Client: We offer a range of GO-Global Client software that allows remote application access from a wide variety of local, remote and mobile platforms, including Windows, Linux, UNIX, Apple OS X and iOS, and Android. We plan to continue to develop GO-Global Client software for new portable and mobile devices. We released new GO-Global Client products for the iPad and Android tablets in June 2011 and February 2012, respectively.

We are a Delaware corporation, founded in May 1996. Our headquarters are located at 1901 S. Bascom Avenue, Suite 660, Campbell, CA 95008 and our phone number is 1-800-GRAPHON (1-800-472-7466). We also have offices in Concord, New Hampshire, Irvine, California, and Charlotte, North Carolina. Additionally, we have remote employees located in various states, as well as internationally in England and Israel. Our Internet Website is http://www.graphon.com. The information on our Website is not part of this prospectus.

Private Placement

On September 1, 2011, we completed a sale of 35,500,000 million shares of our common stock in a private placement to a group of retail and institutional investors. We also issued five-year warrants to the investors to purchase an additional 17,750,000 shares of common stock at an exercise price of $0.26 per share. The total gross proceeds of the financing were $7.1 million and net proceeds, after deducting placement agent fees and other expenses, were approximately $6.1 million. In connection with the private placement, the placement agent was issued warrants to purchase 3,550,000 shares of our common stock at $0.20 per share and warrants to purchase 1,775,000 shares of our common stock at $0.26 per share.

This prospectus relates to the sale or other disposition by the selling stockholders of the common stock sold to the investors in the private placement and the common stock issuable upon exercise of the warrants issued to the investors and the placement agent in the private placement.

The Offering

Common stock outstanding prior to this offering	82,017,739 shares (1)
Common stock offered for sale by the selling stockholders	29,825,000 shares (2)
Common stock to be outstanding after this offering	105,092,739 shares (3)
Use of Proceeds
We will not receive any proceeds from the sale or other disposition of the 6,750,000 shares of common stock offered by the selling stockholders under this prospectus. We will, however, receive up to $5,786,500 in the aggregate from the selling stockholders if they exercise, for cash, unexercised warrants to acquire 23,075,000 shares of our common stock. To the extent that we received cash upon exercise of any warrants, we expect to use that cash for working capital and general corporate purposes.

Risk Factors
See the section entitled “Risk Factors” beginning on page 5 and other information included in this prospectus or incorporated by reference for a discussion of factors you should consider before making an investment decision

OTC Bulletin Board symbol	GOJO

(1)
As of July 31, 2012.  This number excludes (i) 23,075,000 shares issuable upon the exercise of warrants held by the selling stockholders and (ii) 14,186,711 shares of our common stock, which are issuable upon exercise of our outstanding options. An additional 3,349,671 shares are reserved for future grants under our stock option plans.

(2)	Includes 23,075,000 shares issuable upon the exercise of warrants held by the selling stockholders.

(3)
Based upon our issued and outstanding shares of common stock as of July 31, 2012 and assumes the exercise of all 23,075,000 shares issuable upon the exercise of warrants held by the selling stockholders that are being offered under this prospectus and that no other warrants or options are exercised.

RISK FACTORS

Investing in our securities involves a high degree of risk.  Before making a decision to invest in any of our securities, you should consider carefully the risk factors we describe in this prospectus, the risk factors incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and all of the information contained in or incorporated by reference into this prospectus. These risks are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may adversely affect us and your investment. If any of these risk or uncertainties materialize, our business, financial condition or results of operations could be materially adversely affected.

Risks Related to Our Business

We have a history of operating losses and expect these losses to continue, at least for the near future.

We have experienced significant operating losses since we began operations.  We incurred operating losses of $1,662,800 and $306,300 for the three months ended June 30, 2012 and 2011, respectively, $2,892,700 and $675,400 for the six months ended June 30, 2012 and 2011, respectively, and $1,984,700 and $835,600 for the years ended December 31, 2011 and 2010, respectively. We expect that both our Software and Intellectual Property segments will incur operating losses in fiscal 2012; consequently, we expect to report an operating loss on a consolidated basis for the year ending December 31, 2012. In subsequent reporting periods, if revenues grow more slowly than anticipated, or if aggregate operating expenses exceed expectations, we will continue to be unprofitable.  Even if we become profitable, we may be unable to sustain such profitability.

Weak economic conditions could adversely affect our business, results of operations, financial condition, and cash flows.

The current weak economic conditions, coupled with continued uncertainty as to its duration and severity, could negatively impact our current and prospective customers, resulting in delays or reductions in their technology purchases. As a result, we could experience fewer new orders, fewer renewals, longer sales cycles, the impact of the slower adoption of newer technologies, increased price competition, and downward pressure on our pricing during contract renewals, any of which could have a material and adverse impact on our business, results of operations, financial condition, and cash flows. These weak economic conditions also may negatively impact our ability to collect payment for outstanding debts owed to us by our customers or other parties with whom we do business. We cannot predict the timing or strength of any subsequent recovery that may occur.

Our revenue is typically generated from a limited number of significant customers.

A material portion of our revenue during any reporting period is typically generated from a limited number of significant customers, all of which are unrelated third parties.  We categorize our customers into three broad categories for revenue recognition purposes: stocking resellers, non-stocking resellers and direct end users. If any of our significant non-stocking resellers or direct end users reduce their order level or fail to order during a reporting period, our revenue could be materially adversely impacted because we recognize revenue on sales to these customers upon product delivery, assuming all other revenue recognition criteria have been met.

Our significant stocking resellers are typically independent software vendors (ISVs) who have bundled our products with theirs to sell as Web-enabled versions of their products. These customers maintain inventories of our products for resale, and we do not recognize revenue until our products are resold to end users, assuming all other revenue recognition criteria have been met. If these customers determine to maintain a lower level of inventory in the future and/or they are unable to sell their inventory to end users as quickly as they have in the past, our revenue and business could be materially adversely impacted.

If we are unable to develop new products and enhancements to our existing products, our business, results of operations, financial condition, and cash flows could be materially adversely impacted.

The market for our products and services is characterized by:

•	frequent new product and service introductions and enhancements;
•	rapid technological change;
•	evolving industry standards;
•	fluctuations in customer demand; and
•	changes in customer requirements.

Our future success depends on our ability to continually enhance our current products and develop and introduce new products that our customers choose to buy.  If we are unable to satisfy our customers’ demands and remain competitive with other products that could satisfy their needs by introducing new products and enhancements, our business, results of operations, financial condition, and cash flows could be materially adversely impacted.  Our future success could be hindered by, among other factors:

•	the amount of cash we have available to fund investment in new products and enhancements;
•	delays in our introduction of new products and/or enhancements of existing products;
•	delays in market acceptance of new products and/or enhancements of existing products; and
•	a competitor’s announcement of new products and/or product enhancements or technologies that could replace or shorten the life cycle of our existing products.

For example, sales of our GO-Global Windows Host software could be affected by the announcement from Microsoft of the intended release, and the subsequent actual release, of a new Windows-based operating system, such as Windows 8, or an upgrade to a previously released Windows-based operating system version. These new or upgraded systems may contain similar features to our products or they could contain architectural changes that would temporarily prevent our products from functioning properly within a Windows-based operating system environment.

Sales of products within our GO-Global product families constitute a substantial majority of our revenue.

We anticipate that sales of products within our GO-Global product families, and related enhancements, will continue to constitute a substantial majority of our revenue for the foreseeable future.  The success, if any, of our new GO-Global products may depend on a number of factors, including market acceptance of the new GO-Global products and our ability to manage the risks associated with product introduction.  Declines in demand for our GO-Global products could occur as a result of, among other factors:

•	lack of success with our strategic partners;
•	new competitive product releases and updates to existing competitive products;
•	decreasing or stagnant information technology spending levels;
•	price competition;
•	technological changes; or
•	general economic conditions in the markets in which we operate.

If our customers do not continue to purchase GO-Global products as a result of these or other factors, our revenue would decrease and our results of operations, financial condition, and cash flows would be adversely affected.

Our operating results in one or more future periods are likely to fluctuate significantly and may fail to meet or exceed the expectations of investors.

Our operating results are likely to fluctuate significantly in the future on a quarterly and annual basis due to a number of factors, many of which are outside our control.  Factors that could cause our operating results and therefore our revenues to fluctuate include the following, among other factors:

•	our ability to maximize the revenue opportunities of our patents;
•	variations in the size of orders by our customers;
•	increased competition; and
•	the proportion of overall revenues derived from different sales channels such as distributors, original equipment manufacturers (OEMs) and others.

In addition, our royalty and license revenues are impacted by fluctuations in OEM licensing activity from quarter to quarter, which may involve one-time orders from non-recurring customers, or customers who order infrequently.  Our expense levels are based, in part, on expected future orders and sales; therefore, if orders and sales levels are below expectations, our operating results are likely to be materially adversely affected.  Additionally, because significant portions of our expenses are fixed, a reduction in sales levels may disproportionately affect our net income.  Also, we may reduce prices and/or increase spending in response to competition or to pursue new market opportunities.  Because of these factors, our operating results in one or more future periods may fail to meet or exceed the expectations of investors.  In that event, the trading price of our common stock would likely be adversely affected.

We will encounter challenges in recruiting, hiring and retaining new personnel and/or replacements for any members of key management or other personnel who depart.

Our success and business strategy is dependent in large part on our ability to attract and retain key management and other personnel in certain areas of our business.  If any of these employees were to leave, we would need to attract and retain replacements for them.  Without a successful replacement, the loss of the services of one or more key members of our management group and other key personnel could have a material adverse effect on our business. We do not have long-term employment agreements with any of our key personnel and any officer or other employee can terminate their relationship with us at any time. We may also need to add key personnel in the future, in order to successfully implement our business strategies. The market for such qualified personnel is highly competitive and it includes other potential employers whose financial resources for such qualified personnel are more substantial than ours. Consequently, we could find it difficult to attract, assimilate or retain such qualified personnel in sufficient numbers to successfully implement our business strategies.

Our failure to adequately protect our proprietary rights may adversely affect us.

Our commercial success is dependent, in large part, upon our ability to protect our proprietary rights.  We rely on a combination of patent, copyright and trademark laws, and on trade secrets and confidentiality provisions and other contractual provisions to protect our proprietary rights.  These measures afford only limited protection.  We cannot assure you that measures we have taken or may take in the future will be adequate to protect us from misappropriation or infringement of our intellectual property.  Despite our efforts to protect proprietary rights, it may be possible for unauthorized third parties to copy aspects of our products or obtain and use information that we regard as proprietary.  In addition, the laws of some foreign countries do not protect our intellectual property or other proprietary rights as fully as do the laws of the United States.  Furthermore, we cannot assure you that the existence of any proprietary rights will prevent the development of competitive products.  The infringement upon, or loss of, any proprietary rights, or the development of competitive products despite such proprietary rights, could have a material adverse effect on our business.

Our business significantly benefits from strategic relationships and there can be no assurance that such relationships will continue in the future.

Our business and strategy relies to a significant extent on our strategic relationships with other companies.  There is no assurance that we will be able to maintain or further develop any of these relationships or to replace them in the event any of these relationships are terminated.  In addition, any failure to renew or extend any license between any third party and us may adversely affect our business.

We rely on indirect distribution channels for our products and may not be able to retain existing reseller relationships or to develop new reseller relationships.

Our products are primarily sold through several distribution channels.  An integral part of our strategy is to strengthen our relationships with resellers such as OEMs, systems integrators, value added resellers (VARs), distributors and other vendors to encourage these parties to recommend or distribute our products and to add resellers both domestically and internationally.  We currently invest, and intend to continue to invest, significant resources to expand our sales and marketing capabilities.  We cannot assure you that we will be able to attract and/or retain resellers to market our products effectively.  Our inability to attract resellers and the loss of any current reseller relationships could have a material adverse effect on our business, results of operations, financial condition, and cash flows.  Additionally, we cannot assure you that resellers will devote enough resources to provide effective sales and marketing support to our products.

The market in which we participate is highly competitive and has more established competitors.

The market we participate in is intensely competitive, rapidly evolving and subject to continuous technological changes.  We expect competition to increase as other companies introduce additional competitive products.  In order to compete effectively, we must continually develop and market new and enhanced products and market those products at competitive prices.  As markets for our products continue to develop, additional companies, including companies in the computer hardware, software and networking industries with significant market presence, may enter the markets in which we compete and further intensify competition.  A number of our current and potential competitors have longer operating histories, greater name recognition and significantly greater financial, sales, technical, marketing and other resources than we do.  We cannot give any assurance that our competitors will not develop and market competitive products that will offer superior price or performance features, or that new competitors will not enter our markets and offer such products.  We believe that we will need to invest significant financial resources in research and development to remain competitive in the future.  Such financial resources may not be available to us at the time or times that we need them, or upon terms acceptable to us, or at all.  We cannot assure you that we will be able to establish and maintain a significant market position in the face of our competition and our failure to do so would adversely affect our business.

Risks Related to Our Common Stock

Our stock is thinly traded and its price has been historically volatile.

Our common stock is quoted on the OTC Bulletin Board and is thinly traded. As such, holders of our stock are subject to a high risk of illiquidity.  For example, you may not be able to sell as many shares at the price you would like, or you may not be able to purchase as many shares at the price you would like, due to the low average daily trading volume of our stock. Additionally, the market price of our stock has historically been volatile; it has fluctuated significantly to date. In the year ended December 31, 2011, our stock price ranged from a high of $0.28 to a low of $0.05 per share and during the six-month period ended June 30, 2012, our stock price ranged from a high of $0.22 per share to a low of $0.13. The trading price of our stock is likely to continue to be highly volatile and subject to wide fluctuations. Stock markets in general have experienced substantial volatility in recent years that has often been unrelated to the operating performance of individual companies. Our stock price volatility is attributable, in part, to our very low average daily trading volumes. Broad market fluctuations may also adversely affect the trading price of our common stock.  Your investment in our stock could lose some of or all of its value.

Future sales of our common stock could adversely affect its price and our future capital-raising activities, and could involve the issuance of additional equity securities, which would dilute current shareholder investments in our common stock and could result in lowering the trading price of our common stock.

We may sell securities in the public or private equity markets if and when conditions are favorable.  Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital.  We may issue additional common stock in future financing transactions or as incentive compensation for our management team and other key personnel, consultants and advisors. Issuing any equity securities would be dilutive to the equity interests represented by our then-outstanding shares of common stock. The market price for our common stock could decrease as the market takes into account the dilutive effect of any of these issuances. Furthermore, we may enter into financing transactions and issue securities with rights and preferences senior to the rights and preferences of our common stock, and we may issue securities at prices that represent a substantial discount to the market price of our common stock.  A negative reaction by investors and securities analysts to any discounted sale of our equity securities could result in a decline in the trading price of our common stock.

We have a significant number of outstanding warrants and options, and future sales of these shares could adversely affect the market price of our common stock.

As of June 30, 2012 and December 31, 2011, we had outstanding warrants for an aggregate of 23,475,000 shares of common stock at a weighted average exercise price of $0.25 per share.  As of June 30, 2012 and December 31, 2011, we had outstanding options exercisable for an aggregate of 14,186,711 and 11,636,690 shares of common stock, respectively, at weighted average exercise prices of $0.19 and $0.18 per share, respectively.  The holders may sell these shares exercisable under warrants or options in the public markets from time to time. In addition, as our stock price rises, more outstanding warrants and options will be “in-the-money” and the holders may exercise their warrants and options and sell a large number of shares. This could cause the market price of our common stock to decline.

Our common stock is quoted on the FINRA OTC Bulletin Board, which may have an unfavorable impact on our stock price and liquidity.

Our common stock is currently quoted under the symbol “GOJO” on the FINRA OTC Bulletin Board market (“OTC Bulletin Board”) operated by FINRA (Financial Industry Regulatory Authority).  The OTC Bulletin Board is not a “national securities exchange,” nor does it have any listing standards to which we are bound, and in general is a significantly more limited market than the markets operated by the New York Stock Exchange and NASDAQ.  The quotation of our shares on the OTC Bulletin Board could result in a less liquid market being available for existing and potential stockholders to trade shares of our common stock, which could depress the trading price of our common stock and have long-term adverse impact on our ability to raise capital in the future. Because of the limited trading market for our common stock, and because of the significant price volatility, investors may not be able to sell their shares of common stock when they want to do so.

We have never paid dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid dividends on our common stock, nor do we anticipate paying any cash dividends for the foreseeable future.  We currently intend to retain future earnings, if any, to finance the operations and expansion of our business.  Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon the earnings, financial condition, operating results, capital requirements and other factors as deemed necessary by the Board of Directors.

 FINRA’s sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA’s requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Provisions in our amended and restated certificate of incorporation and second amended and restated bylaws and applicable Delaware law may prevent or discourage third parties or our stockholders from attempting to replace our management or influencing significant decisions.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change in control of our company or our management, even if doing so would be beneficial to our stockholders.  These provisions include authorizing our board of directors to issue preferred stock without stockholder approval and limiting the persons who may call special meetings of stockholders and providing that stockholders cannot take action by written consent in lieu of a meeting.  As a Delaware corporation, we are also subject to section 203 of the Delaware General Corporation Law (“DGCL”), which among other things, and subject to various exceptions, restricts against certain business transactions between a corporation and a stockholder owning 15% or more of the corporation’s outstanding voting stock (“an interested stockholder”) for a period of three years from the date the stockholder becomes an interested stockholder unless our board of directors approved the holder’s acquisition of our stock in advance.  See “Description of Capital Stock – Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents.”   Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

A large number of shares may be sold in the market as part of or following this offering, which may depress the market price of our common stock.

A large number of shares may be sold in the market following this offering, which may depress the market price of our common stock. Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. If there are more shares of common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase the offered shares.

As of July 31, 2012, we had 82,017,739 shares of our common stock outstanding.  Upon completion of this offering and assuming the sale of all 29,825,000 shares of our common stock offered by the selling stockholders pursuant to this prospectus (after giving effect to the exercise of 23,075,000 shares issuable upon exercise of warrants held by the selling stockholders and assuming no other warrants or options are exercised), we will have approximately 105,092,739 shares of our common stock outstanding.

USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition of the shares of common stock offered by the selling stockholders. We will, however, receive the exercise price of any warrants exercised for cash. To the extent that we received cash upon exercise of any warrants, we expect to use that cash for working capital and general corporate purposes.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is quoted on the OTC Bulletin Board under the symbol “GOJO”.

The following table sets forth, for the periods indicated, the high and low closing sales price of our common stock.

	High	Low
2012:
Third Quarter (through August 20, 2012)	$0.26	$0.12
Second Quarter	0.18	0.13
First Quarter	0.22	0.17
2011:
First Quarter	$0.16	$0.05
Second Quarter	0.22	0.13
Third Quarter	0.28	0.11
Fourth Quarter	0.24	0.20
2010:
First Quarter	$0.10	$0.05
Second Quarter	0.08	0.05
Third Quarter	0.10	0.04
Fourth Quarter	0.12	0.05

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

On August 20, 2012, there were 167 holders of record of our common stock. The number of record holders of our common stock does not include beneficial owners holding shares through nominee names.

On August 20, 2012, the closing sales price of our common stock was $0.19 per share.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock, nor do we anticipate paying any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the operations and expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon the earnings, financial condition, operating results, capital requirements and other factors as deemed necessary by the Board of Directors.

SELLING STOCKHOLDERS

On September 1, 2011, we entered into a securities purchase agreement with a limited number of institutional and retail investors, all of whom were “accredited investors” within the meaning of Rule 501 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which we issued and sold for cash 35,500,000 shares of our common stock at a purchase price of $0.20 per share, resulting in our receipt of gross proceeds of $7.1 million. We also issued warrants to the investors for no additional consideration to purchase an aggregate of 17,750,000 shares of common stock at an exercise price of $0.26 per share and exercisable until September 1, 2016.

MDB Capital Group, LLC acted as our exclusive placement agent in connection with this transaction, for which it received, among other consideration, warrants to purchase 3,550,000 and 1,775,000 shares of our common stock at $0.20 and $0.26 per share, respectively.

This prospectus relates to our registration, for the account of such investors, as well as MDB Capital Group, LLC and its affiliates and employees, of an aggregate of 29,825,000 shares of our common stock, including warrants to purchase 23,075,000 shares of our common stock. We are registering these shares as required by the terms of registration rights agreements between these selling stockholders and us. We have agreed to pay all expenses and costs to comply with our obligation to register the selling stockholders’ shares of common stock. We have also agreed to indemnify and hold harmless the selling stockholders against certain losses, claims, damages or liabilities, joint or several, arising under the Securities Act.

The information in the table and the footnotes to the table have been provided to us by the selling stockholders. The last column of this table assumes the sale of all of the shares of common stock offered by this prospectus. The registration of the offered shares does not mean that any or all of the selling stockholders will offer or sell any of these shares. Each selling stockholder’s percentage of ownership of our outstanding shares in the table below, calculated as of July 13, 2012, is based upon 82,017,739 shares of common stock outstanding and as further adjusted to give effect to the offering as noted in the footnotes in the table below.  Except as set forth in the notes to this table, there is not nor has there been a material relationship between us and any of the selling stockholders within the past three years.

Name of Selling Stockholder	Number of Shares Beneficially Owned	Common Stock Offered by Selling Stockholder (1)	Shares Beneficially Owned After Offering (2)
			Number	Percent
Special Situations Technology Fund, L.P. (3)	1,140,000	1,140,000	—	—
Special Situations Technology Fund II, L.P. (3)	7,110,000	7,110,000	—	—
Aaron Grunfeld	112,500	37,500	75,000	*
ACT Capital Management LLLP (4)	187,500	62,500	125,000	*
ACT Capital Partners LP (4)	1,225,000	250,000	975,000	*
Amir L. Ecker	3,608,800	250,000	3,358,800	3.20%
Compass Global Management, Ltd. (5)	3,000,000	1,000,000	2,000,000	1.90%
David R. Morgan	937,500	312,500	625,000	*
David R. Wilmerding, III	7,500,000	2,500,000	5,000,000	4.76%
Del Rey Management, L.P. (6)	750,000	250,000	500,000	*
Erick Richardson Jr.	375,000	125,000	250,000	*
Goldman Capital Inc. Money Purchase Plan (7)	1,500,000	500,000	1,000,000	*
James Tierney	150,000	50,000	100,000	*
Jon C. Baker Family, LLC (8)	7,500,000	2,500,000	5,000,000	4.76%

Kepmen Capital (9)	375,000	125,000	250,000	*
Kleeman Family 2004 Revocable Trust (10)	705,000	235,000	470,000	*
London Family Trust, Robert S. London TTEE (11)	2,250,000	750,000	1,500,000	1.43%
Nicholas A. Foley	375,000	125,000	250,000	*
Nicholas Lewin	1,125,000	375,000	750,000	*
NTC & Co. FBO: John P. Francis (12)	262,500	87,500	175,000	*
Ponte Vedra Partners, Ltd. (13)	350,000	250,000	100,000	*
Proximity Fund (14)	625,000	625,000	—	—
R & A Chade Family Trust DTD May 26-1999, Richard and Anthea Chade TTEES (15)	375,000	125,000	250,000	*
Rodney Baber (16)	2,055,000	625,000	1,430,000	1.36%
Strome Alpha Offshore Limited (17)	3,750,000	1,250,000	2,500,000	2.38%
Tamalpais Master Fund Ltd. (18)	1,875,000	1,875,000	—	—
Thomas L. Wallace	750,000	250,000	500,000	*
Wall Street Capital Partners, L.P. (19)	1,725,000	1,000,000	1,725,000	1.64%
Wiley Pickett	375,000	125,000	250,000	*
William S. Lapp	225,000	75,000	150,000	*
Yellowstone Pioneer Enterprises, LLC (20)	750,000	250,000	500,000	*
MDB Capital Group LLC (21)	2,662,500	2,662,500	—	—
Peter Conley (22)	1,230,000	1,230,000	—	—
Anthony DiGiandomenico (22)	532,500	532,500	—	—
Robert Clifford (22)	1,377,500	647,500	730,000	*
Kevin Cotter (22)	234,375	234,375	—	—
George Brandon (22)	234,375	234,375	—	—
Gary Schuman (22)	63,750	33,750	30,000	*
Alex Zapanta (22)	15,000	15,000	—	—
______________

*       Denotes less than 1%

(1)
With the exception of Tamalpais Master Fund Ltd., Special Situations Technology Fund, L.P and Special Situations Technology Fund II, L.P., all of such shares being offered under this prospectus are issuable upon exercise of warrants owned by the selling shareholder. For Tamalpais Master Fund, Special Situations Technology Fund, L.P and Special Situations Technology Fund II, L.P., one-third of the number of common stock being offered by such selling stockholders listed in this table consists of shares issuable upon exercise of outstanding warrants owned by such selling stockholders.

(2)
Assumes 105,092,739 shares of common stock outstanding following completion of this offering, based on (i) 82,017,739 shares of common stock outstanding as of July 31, 2012, (ii) the assumed prior exercise and sale of 23,075,000 shares offered under this prospectus issuable upon exercise of warrants to acquire common stock and (iii) assumes no other shares of common stock are issued by the Company or exercised under other warrants or options for common stock.

(3)	Austin Marxe and David Greenhouse have shared voting and dispositive power over such shares.

(4)	Amir Ecker and Carol Frankenfield have shared voting and dispositive power over such shares.

(5)	Thomas Wallace has voting and dispositive power over such shares.

(6)	Gregory Bied has voting and dispositive power over such shares.

(7)	Neal Goldman has voting and dispositive power over such shares.

(8)	Jon Baker has voting and dispositive power over such shares.

(9)	Martin Regan has voting and dispositive power over such shares.

(10)	Stephen Kleeman has voting and dispositive power over such shares.

(11)	Robert London has voting and dispositive power over such shares.

(12)	John Francis has voting and dispositive power over such shares.

(13)	Peter Massanisso has voting and dispositive power over such shares.

(14)	Geoffrey Crosby has voting and dispositive power over such shares.

(15)	Richard and Anthea Chade have shared voting and dispositive power over such shares.

(16)	Includes 180,000 additional shares controlled by Rodney Baber in his capacity as trustee of certain trusts for the benefit of two of his children.

(17)	Mark Strome has voting and dispositive power over such shares.

(18)	Steven Ledger has voting and dispositive power over such shares. Mr. Ledger is the Chairman of the Board of our company.

(19)	Jeffrey Kone has voting and dispositive power over such shares.

(20)	Linda Rosen has voting and dispositive power over such shares.

(21)
Christopher Marlett, Chairman and Chief Executive Officer of MDB Capital Group LLC, has voting and dispositive power over such shares. MDB Capital Group LLC, a broker-dealer, was the placement agent of the private placement that we completed on September 1, 2011.

(22)	The selling stockholder is an affiliate or employee of MDB Capital Group LLC, a broker-dealer.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	in the over-the-counter market;
•	privately negotiated transactions;
•	short sales effected after the date the registration statement of which this Prospectus is part is declared effective by the SEC;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the selling stockholders to sell a specified number of each shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants - up to $5,786,500 if all of the warrants are exercised for cash. We intend to use such proceeds, if any, for working capital and general corporate purposes.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders will be responsible for complying with the applicable provisions of the Securities Act, and the rules and regulations thereunder promulgated, and applicable state securities laws, each as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement. These provisions and regulations may limit the timing of purchases and sales of common stock by them and the marketability of such securities.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been sold or (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

DESCRIPTION OF OUR SECURITIES

The following is a brief description of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified entirely by the terms of our amended and restated certificate of incorporation, as amended, or our certificate of incorporation, and our second amended and restated bylaws, or our bylaws, copies of which have been filed with the SEC and are also available upon request from us, and is also qualified by the General Corporation Law of the State of Delaware.

Common Stock

We are currently authorized to issue up to 195,000,000 shares of our common stock, $0.0001 par value. As of July 31, 2012, 82,017,739 shares of our common stock were issued and outstanding, and held of record by 167 persons. We estimate that there are approximately 1,600 beneficial owners of our common stock.

Holders of shares of our common stock are entitled to such dividends as may be declared from time to time by the board in its discretion, on a ratable basis, out of funds legally available therefrom, and to a pro rata share of all assets available for distribution upon liquidation, dissolution or other winding up of our affairs. All of the outstanding shares of our common stock are fully paid and non-assessable.

Warrants

The material terms of the warrants issued to the selling stockholders are as follows:

•	warrants to purchase an aggregate of 19,525,000 shares of our common stock are exercisable at $0.26 per share and expire on September 1, 2016; and

•	warrants to purchase an aggregate of 3,550,000 shares of our common stock are exercisable at $0.20 per share and expire on September 1, 2016; and

The exercise prices of the warrants are subject to adjustment upon the occurrence of certain events, including the issuance of our common stock at a price below the exercise price of the warrants or a split-up or combination of our common stock and a reorganization or merger to which we are a party.

Preferred Stock

Our certificate of incorporation permits us to issue up to 5,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our stockholders. We currently have no shares of preferred stock outstanding.

Subject to the limitations prescribed in our certificate of incorporation and under Delaware law, our certificate of incorporation authorizes the board of directors, from time to time by resolution and without further stockholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. Although our board of directors has no present intention to issue any additional preferred stock, the issuance of preferred stock could adversely affect the rights of holders of our common stock, including with respect to voting, dividends and liquidation, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. Such issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents

The following is a summary of certain provisions of Delaware law, our certificate of incorporation and our bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our certificate of incorporation and bylaws.

Effect of Delaware Anti-Takeover Statute. We are subject to the provisions of section 203 of the Delaware law. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. These provisions could have the effect of delaying, deferring or preventing a change of control of us or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

Classified Board of Directors; Removal. Pursuant to our certificate of incorporation, the number of directors is fixed by our board of directors. Our directors are divided into three classes, each class to serve a three-year term and to consist as nearly as possible of one third of the total number of directors.  Vacancies on our board of directors may be filled by a majority of the remaining members of the board of directors, even if less than a quorum, and a director may only be removed from office by stockholders upon the approval of holders of at least 66 2/3% of the outstanding shares entitled to vote at an election of directors.

Stockholder Meetings; Bylaws.  Our certificate of incorporation provides that any action taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be taken by written consent instead of a meeting.  In addition, our certificate of incorporation provides that a special meeting of stockholders may be called only by the board of directors or the holders of at least 50% of the outstanding shares of capital stock.  Our bylaws may be amended either by the board of directors or the holders of at least 66 2/3% of the entitled to vote at an election of directors.

Limitation of Liability

As permitted by the General Corporation Law of the State of Delaware, our restated certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware law, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock; and

•	for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Our certificate of incorporation provides for the indemnification of our directors and officers to the fullest extent authorized by, and subject to the conditions set forth in the Delaware law.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 10038.

LEGAL MATTERS

The validity of the common stock being offered hereby has been passed upon by Manatt, Phelps & Phillips, LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of GraphOn Corporation at December 31, 2011 and 2010 and for each of the years in the two-year period ended December 31, 2011, have been incorporated by reference in this prospectus in reliance upon the report of Macias Gini & O’Connell LLP, independent registered public accounting firm, incorporated by reference in this prospectus and upon authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Copies of such periodic reports, proxy statements and other information are available for inspection without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of these filings may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. Our SEC File Number is 0-21832. The information incorporated by reference is considered to be part of this prospectus. The documents we are incorporating by reference are as follows:

•	our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on April 16, 2012;

•
our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed with the SEC on August 14, 2012 as amended by Amendment No. 1 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed with the SEC on August 22, 2012;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed with the SEC on May 21, 2012;

•	Our Current Report on Form 8-K, filed with the SEC on August 24, 2012;
•	our Current Report on Form 8-K, filed with the SEC on August 21, 2012;

•	our Current Reports on Form 8-K, each filed with the SEC on June 14, 2012;

•	our Current Report on Form 8-K, filed with the SEC on May 15, 2012;

•	our Current Report on Form 8-K, filed with the SEC on April 23, 2012;

•	our Current Report on Form 8-K, filed with the SEC on March 29, 2012;

•	our Current Report on Form 8-K, filed with the SEC on February 14, 2012;

•	our Current Report on Form 8-K, filed with the SEC on January 24, 2012; and

•	our Current Report on Form 8-K, filed with the SEC on January 17, 2012.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes such prior statement.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents which we incorporate by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference to such documents). Requests should be directed to: GraphOn Corporation, 1901 S. Bascom Avenue, Suite 660, Campbell, CA 95008; our phone number is 1-800-GRAPHON (1-800-472-7466).

GraphOn Corporation

PROSPECTUS

29,825,000 shares of
Common Stock, par value $0.0001 per share

                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth various expenses that will be incurred in connection with this offering as it relates to this Registration Statement:

SEC Filing Fee	$1,530
State Securities Filing Fees	2,000	*
Legal Fees and Expenses	20,000	*
Accounting Fees and Expenses	10,000	*
Printing Expenses	1,000	*
Miscellaneous Expenses	1,470	*
Total	$36,000	*

*	Estimated

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent of such corporation. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, or vote of stockholders or disinterested directors or otherwise.  Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent authorized by, and subject to the conditions set forth in the Delaware law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation for certain limitations on a director being personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.   The Company’s certificate of incorporation provides for such elimination of liability to provide that the Company’s directors shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware law, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock; and

•	for any transaction from which the director derives an improper personal benefit.

As a result of this provision, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Item 15.	Recent Sales of Unregistered Securities

During the three-month period ended December 31, 2011, we issued a five-year warrant to purchase up to 400,000 shares of our common stock at an initial price of $0.26 per share to ipCapital Group, Inc., an affiliate of John Cronin, who is one of our directors. The warrant will vest and become exercisable to the extent of 200,000 of these shares in three equal annual installments commencing on October 11, 2012, and to the extent of the remaining 200,000 shares, upon the completion to our satisfaction of all services that we have requested ipCapital to perform on our behalf under an engagement agreement and various addendums thereto. The grant of such warrant was not registered under the Securities Act of 1933, because the warrant was offered and sold in a transaction not involving a public offering, exempt from registration under the Securities Act pursuant to section 4(2).

During September and October 2011, we offered to exchange certain options having an exercise price greater than $0.20 per share for new options upon the terms and conditions described in an offer to exchange that was filed with the SEC. During the three-month period ended December 31, 2011, we granted our employees and directors pursuant to the terms of this offer to exchange an aggregate of 3,447,500 new options at an exercise price of $0.202 per share in exchange for the tendered options.  The grant of such stock options was not registered under the Securities Act of 1933, because the stock options were offered and sold in a transaction not involving a public offering, exempt from registration under the Securities Act pursuant to section 4(2) and/or section 3(a)(9).

On September 1, 2011, we issued 35,500,000 shares of our common stock at $0.20 per share to 33 accredited investors for an aggregate purchase price of $7.1 million. We also issued to the investors for no additional consideration warrants to purchase an aggregate of 17,750,000 shares of common stock at an exercise price of $0.26 per share. We issued to the placement agent of this transaction a warrant to purchase 3,550,000 shares of common stock exercisable at an exercise price of $0.20 per share and a warrant to purchase 1,775,000 shares of common stock exercisable at an exercise price of $0.26 per share. Each of the warrants is exercisable between September 1, 2011 and September 1, 2016. The issuance of such common stock and warrants was not registered under the Securities Act of 1933 because such securities were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and in compliance with Rule 506 thereunder.

Item 16.	Exhibits

(a)           Exhibits.  The exhibits are incorporated by reference from the Exhibit Index attached hereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede of modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campbell, State of California, on the 24th day of August, 2012.

GraphOn Corporation

By:  /s/ Eldad Eilam
Eldad Eilam
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eldad Eilam and Robert Dixon, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-1 (and any related registration statement filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or of their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Eldad Eilam	Chief Executive Officer, President and Director	August 24, 2012
Eldad Eilam	(Principal Executive Officer)

/s/ Robert Dixon	Interim Chief Financial Officer and Secretary	August 24, 2012
Robert Dixon	(Principal Financial Officer and Principal Accounting Officer)

/s/ Steven Ledger
Steven Ledger	Chairman of the Board	August 24, 2012

/s/ Sam M. Auriemma
Sam M. Auriemma	Director	August 24, 2012

/s/ Michael A. Brochu
Michael A. Brochu	Director	August 24, 2012

/s/ John Cronin
John Cronin	Director	August 24, 2012

/s/ August Klein
August Klein	Director	August 24, 2012

/s/ Gordon Watson
Gordon Watson	Director	August 24, 2012

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of Registrant, as amended (1)
3.2	Certificate of Amendment of Certificate of Incorporation, dated March 29, 2005 (15)
3.3	Second Amended and Restated Bylaws of Registrant (2)
3.4	Certificate of Designations of Series A Participating Convertible Preferred Stock and Series B Participating Convertible Preferred Stock (16)
4.1	Form of certificate evidencing shares of common stock of Registrant (3)
4.2	Form of Warrant issued on September 1, 2011 (4)
4.3	Warrant to Purchase Common Stock, dated October 11, 2011 (5)
5.1	Opinion of Manatt, Phelps & Phillips, LLP**
10.1	Lease Agreement between Registrant and Central United Life Insurance, dated as of October 24, 2003 (6)
10.2	Fourth Amendment to Lease Agreement between Registrant and Central United Life Insurance, dated as of September 15, 2009 (2)
10.3*	1998 Stock Option/Stock Issuance Plan of Registrant (7)
10.4	Supplemental Stock Option Agreement, dated as of June 23, 2000 (7)
10.5*	2005 Equity Incentive Plan (8)
10.6*	2008 Equity Incentive Plan, as Amended (9)
10.7*	Employment Agreement, dated February 11, 2000, by and between Registrant and William Swain (10)
10.8*	Employment Agreement, dated June 30, 2011, by and between Registrant and Eldad Eilam (17)
10.9*	Director Severance Plan (11)
10.10*	Key Employee Severance Plan (11)
10.11	Securities Purchase Agreement, dated September 1, 2011 (4)
10.12	Form of Registration Rights Agreement, dated September 1, 2011 (4)
10.13(a)*	Engagement Agreement, dated October 11, 2011, by and between Registrant and ipCapital Group, Inc. (5)
10.13(b)*	First Addendum to the Engagement Agreement by and between Registrant and ipCapital Group, Inc., dated as of November 7, 2011 (12)
10.13(c)*	Second Addendum to the Engagement Agreement by and between Registrant and ipCapital Group, Inc., dated as of November 14, 2011 (12)
10.13(d)*	Third Addendum to the Engagement Agreement by and between Registrant and ipCapital Group, Inc., dated as of January 20, 2012 (13)
10.14	Office Lease between Registrant and CA-Pruneyard Limited Partnership, dated as of December 19, 2011 (17)
10.15*	Consulting Agreement, dated February 1, 2012, by and between Registrant and Steven Ledger/Tamalpais Partners LLC (17)
21.1	Subsidiaries of Registrant (14)
23.1	Consent of Macias Gini & O’Connell LLP**
23.2	Consent of Manatt, Phelps & Phillips, LLP (contained in their opinion included under Exhibit 5.1)

*           Management or compensatory plan or arrangement.
**           Filed herewith.

(1)	Filed on April 2, 2007 as an exhibit to Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2006, and incorporated herein by reference.

(2)	Filed on March 31, 2010 as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009, and incorporated herein by reference

(3)	Filed on September 19, 1996 as an exhibit to the Registrant’s Registration Statement on Form S-1 (File No. 333-11165), and incorporated herein by reference

(4)	Filed on September 8, 2011 as an exhibit to the Registrant’s Current Report on Form 8-K, dated September 1, 2011, and incorporated herein by reference

(5)	Filed on October 13, 2011 as an exhibit to the Registrant’s Current Report on Form 8-K, dated October 11, 2011, and incorporated herein by reference

(6)	Filed on March 30, 2004 as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference

(7)	Filed on June 23, 2000 as an exhibit to the Registrant’s Registration Statement on Form S-8 (File No. 333-40174) and incorporated herein by reference

(8)	Filed on November 25, 2005 as an exhibit to the Registrant’s definitive Proxy Statement for the Registrant’s 2005 Annual Meeting, and incorporated herein by reference

(9)	Filed on September 29, 2011 as an exhibit to the Registrant's Registration Statement on Form S-8 (File No. 333-177069) and incorporated herein by reference

(10)
Filed on February 7, 2007 as an exhibit to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement to Form S-1 on Form SB-2 (File No. 333-124791), and incorporated herein by reference

(11)	Filed on November 14, 2011 as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, and incorporated herein by reference

(12)	Filed on November 23, 2011 as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1, and incorporated herein by reference

(13)	Filed on February 14, 2012 as an exhibit to the Registrant’s Current Report on Form 8-K and incorporated herein by reference

(14)	Filed on March 31, 2009 as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008, and incorporated herein by reference.

(15)	Filed on April 2, 2007 as an exhibit to Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2006, and incorporated herein by reference.

(16)	Filed on February 3, 2005 as an exhibit to the Registrant’s Current Report on Form 8-K, and incorporated herein by reference

(17)	Filed on April 16, 2012 as an exhibit to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011, and incorporated herein by reference.